DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	358,164
Commissions receivable		3,026
Prepaid expenses		16,451
Total Assets	$	377,641

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	
Total liabilities		-
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 100,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		499,487
Accumulated deficit		(122,846)
Total Stockholder's Equity		377,641
Total Liabilities and Stockholder's Equity	$	377,641

The accompanying notes are an integral part of these financial statements.